

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2025

Joe Martinez
Chief Executive Officer
Apple iSports Group, Inc.
100 Spectrum Center Drive, Suite 900
Irvine, California 92612

> **Re: Apple iSports Group, Inc.**
> **Form 8-K/A filed February 19, 2025**
> **File No. 000-32389**

Dear Joe Martinez:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Finance